

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3561</u>

September 7, 2007

Mr. J. Jay Lobell
Chief Executive Officer
Paramount Acquisition Corp.
787 Seventh Avenue, 48th Floor
New York, NY 10019

Re: Paramount Acquisition Corp. ("Paramount" or "Company")
Proxy Statement on Schedule 14A
Filed August 13, 2007
File No. 000-51518

Dear Mr. Lobell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to prior comment three. Please advise us regarding the applicability of Regulation M to the warrant purchase agreement between your insiders and EarlyBirdCapital, as that agreement relates to the distribution period of the IPO. Advise us of any no-action letters or communications with the Division of Market Regulation on which you relied for this agreement and the 883,000 warrants purchased in the open market.

2.   We note that you have revised your disclosure in response to prior comment 15 from our letter dated July 24, 2007. However, we believe that additional clarification is warranted. Please revise to include an affirmative statement, if true, indicating that you will not require shareholders to tender their shares prior to the consummation of your transaction.

3.   We note your response to prior comment 29. Please confirm that your preliminary proxy will reflect any measures that you may take to solicit proxies by telephone or the internet.

Selected Historical Financial Information of B.J.K. d/b/a Chem Rx and Subsidiaries and Affiliate, page 21

4.   Please revise to disclose Chem Rx's total current assets for each period presented on page 21.

Risk Factors, page 24

5.   We note that the company has added responsive disclosure on page 37 indicating that it will be required to make approximately $12 million in annual interest payments. Please revise to briefly state the assumed interest rate used to generate this figure.

6.   Please revise your page 38 risk factor, and elsewhere as appropriate, to indicate how much debt you anticipate having to refinance in the event that you do not receive proceeds from the warrant exercises.

Special Meeting of Paramount Stockholders, page 41

7.   We note the statement that you intend to update disclosure in response to prior comment 46 concerning the amount of Paramount's outstanding liabilities. Please include updates in your next amendment.

8.   We note that you have revised disclosure on page 51 indicating that you entered into three non-binding term sheets on April 24, 2007 which, based on your disclosure, you determined was sufficient to satisfy the extension criteria from your Form S-1 and certificate of incorporation. Please provide us with an analysis of whether the company satisfied the extension criteria for an offering other than with Paramount.

The Transaction Proposal, page 48

9.   We note your response to prior comment 54. Please revise to briefly explain the terms of the January 31, 2007 letter, to the extent known to you, and explain how those terms differ from the proposed transaction.

Recommendation of the Board of Directors and Reasons for the Transaction, page 51

10.   Please expand your page 52 discussion, particularly the last two bullet points dealing with the financial analyses performed by the board. In this regard your attention is directed to prior comment 57.

Acquisition Financing, page 65

11.   We note your response to our prior comment 70. Please advise us of the dates of these meetings and clarify how attendees were selected. Also, we note your statements that the meetings are intended to raise awareness of Chem Rx and the transaction. Advise us if and how the meetings are intended to assist consummation of the transaction, including efforts to attain the necessary votes. We may have further comment.

Transaction Expenses, page 67

12.   Please include a statement indicating that the $4 million in fees and expenses payable to CIBC does not include interest expense. Also, revise to clarify the nature of the advisory services provided by CIBC in exchange for the $1.05 million fee.

Other Information Related to Paramount, page 109

13.   On page 114 you disclose that you owe $104,592 to Citigate Sard Verbinnen for public relations services. Please revise to provide more information about the nature of these services.

14.   Your page 115 disclosure indicates that, "even if [y]our stockholders decide to extend [y]our deadline for completing a business combination past October 27, 2007 …" however, it is unclear how this is possible, given that October 27, 2007 is the termination date specified in your Charter. Please revise to clarify.

Business of Chem Rx, page 117

15.   We note that the company has added disclosure on page 121 in response to our prior comment 87. Your disclosure indicates that your initial working capital requirements will be approximately $750,000. Please revise to disclose the timeframe for these requirements. In addition, disclose the annual lease payments, and other anticipated operating costs, associated with this expansion.

Chem Rx's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 131

16.   Please revise footnote one to your table of contractual obligations to disclose the value of the lease payments payable in connection with your Long Beach New York facility.

17.   Please revise page 136 to elaborate on the factors contributing to the decrease in cash generated from operations from over $17 million in 2005 to approximately $7 million in 2006. See prior comment 95.

Directors and Executive Officers of Paramount Following the Transaction, page 145

18.   We note your response to our prior comment 105. Please revise the summary compensation table and related discussion to provide additional disclosure of how your executive officers' salaries and bonuses were set. To the extent they were set with reference to external benchmarks, please discuss those benchmarks.

19.   With respect to the preceding comment, please revise to address compensation to be paid to management under the new employment agreements. See our prior comments 108 and 109.

20.   Please revise to indicate, consistent with your response to comment 110, that Messrs. Silva, Silva, and Kelly are entitled to receive annual bonuses beginning with the 2008 calendar year, and that the actual performance parameters for the payment of such bonuses have not been set.

Certain Relationships and Related Party Transactions, page 156

21.   We note that you have added disclosure on page 159 indicating your belief that the rental rates charged for your Long Beach New York facility represent market rates. Please revise to briefly describe any steps taken to verify whether these rents are at market rates and, if not, disclose why not. Also, please disclose how the rates were initially set by Chem Rx and disclose the amount of annual real estate taxes paid by Chem Rx. Please refer to prior comment 35.

22.   With respect to your existing disclosure indicating that you will renegotiate the terms of this agreement, clarify, consistent with your response to our comment 35, that you will not be altering the term or underlying economics of the lease.

23.   We refer you to prior comment 115. Please clarify if and why the $7.5 million payment referenced on page 159 is not included as part of the cash portion of your purchase price.

24.   Also, we note the $2 million and $11 million referenced in response to prior

comments 18 and 19, and the $5 million discussed in response to prior comment 121. Please revise the cover page, page 13, and where appropriate to incorporate fees and expenses that are included in the total consideration.

25.   We note your response to prior comment 120 and revised disclosure on page 160. It is unclear why the negotiated price of the 27.5% stake would not have been based on the parties' belief of its fair market value. We reissue prior comment 120. Please revise or advise.

26.   We note your disclosure on page 160 that "[h]istorical compensation for members of the Silva family have been determined based on Chem Rx's view of the market rate that Chem Rx would have to pay to an unrelated individual …" Please revise to identify who at Chem Rx was responsible for setting pay for these individuals and briefly explain the policies followed in setting their compensation. Also, please indicate who will be responsible for setting their compensation going forward, including whether it will be reviewed by your compensation committee and/or your board of directors. Please refer to prior comment 118c.

27.   Please refer to prior comment 121. Please enhance your disclosures to indicate the timeframe during which Marcum & Kleigman LLP provided personal financial advisory services to the Silva family for the contingent fee of $5,000,000. Also, please disclose the date upon which the Silva family entered into such agreement with Marcum & Kleigman LLP.

Financial Statements

B.J.K. Inc. d/b/a Chem Rx and Subsidiaries and Affiliate
Notes to Combined Financial Statement, page F-20

28.   Please refer to previous comment 125. We note your response indicating Chem Rx's rationale for including all activities within one reportable segment. Please revise Chem Rx's Notes to Combined Financial Statements to disclose why Chem Rx presents no segment information.

General

29.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Other

30.   Your response to our prior comment 133 indicates that the company has not held an annual meeting since the IPO in 2005. Please advise why no annual meeting has been held.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or James Lopez, who supervised the review of your filing at (202) 551-3536.

                    Sincerely,

                    John Reynolds
                    Assistant Director

Cc: Andrew Muratore
Fax #   212-841-1010